mLIGHT TECH,INC.
3100 Airway Avenue
Suite 141
Costa Mesa, CA 92626

December 4, 2013

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-0406

Re:	mLight Tech, Inc. Form 8-K Filed November 6, 2013 File No: 333-169805

Dear Mr. Spirgel:

This letter is in response to your comment letter dated November 19, 2013. mLight Tech, Inc. (the “Company”) hereby addresses and responds to your comments as follows:

General

Comment:

1.
You disclose in your Form 8-K that, effective October 31, 2013, you completed the acquisition of one hundred percent (100%) of the issued and outstanding capital stock of Ding King Training Institute, Inc. Please amend your Form 8-K to include all information that would be required in a Form 10 registration statement regarding this transaction. See Items 2.01(f), 5.01(a)(8) and 9.01(c) of Form 8-K. This information is required because you were a shell company prior to the transaction according to the Form 10-Q you filed for the quarterly period ended June 30, 2013.

Response:

The Company is providing the information which would be required in a Form 10 registration statement by means of an amended Current Report on Form 8-K/A (Amendment No. 2) which is being filed with the Commission as of the date of this letter.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the securities laws of the Untied States.

If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Todd Sudeck
Todd Sudeck
President and CEO